Exhibit B

Description of Revolving Credit Facility

On December 15, 2010, AutoTrader.com, Inc. (“ATC,” “we” or “our”), a Delaware Corporation, entered into our credit facilities with Wells Fargo Bank, National Association, as administrative agent and collateral agent, and other agents and lenders, which initially provided for a revolving credit facility in an aggregate principal amount of up to $200.0 million and two term loan facilities in an aggregate principal amount of $750.0 million. On June 14, 2011, we amended our credit facilities to, among other things, increase the aggregate term loan commitments by $100.0 million to finance the acquisition of VinSolutions. On April 30, 2012, we amended our credit facilities to, among other things, increase the aggregate term loan commitments by $200.0 million and increase the aggregate revolving credit commitments by $200.0 million in order to finance a dividend to ATC’s then-existing stockholders. As of June 30, 2012, total outstanding indebtedness under our credit facilities was $1,284.4 million and we had additional availability under our credit facilities of $130.0 million.

Set forth below is a summary of the terms of our credit facilities. This summary is not a complete description of all of the terms of the agreement. The agreement setting forth the principal terms and conditions of our credit facilities, as amended to date, is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

Our credit facilities consist of:

•

a term A loan facility, of which $621.3 million was outstanding as of June 30, 2012, which matures in 2015 (provided that the $200.0 million of the term A loan facility loaned pursuant to the amendment on April 30, 2012 shall mature in 2017 unless we have not repaid or refinanced the earlier maturing portion of the term A loans by 2015 or repaid or refinanced the term B loans by 2016 (or, in either case, we have not demonstrated to the reasonable satisfaction of Wells Fargo that we have committed financing or cash available to repay or refinance such loans), in which case the additional loans made pursuant to the amendment on April 30, 2012 shall mature in 2015 or 2016, as applicable),

•	a term B loan facility, of which $395.0 million was outstanding as of June 30, 2012, which matures in 2016, and

•	a $400.0 million revolving credit facility, of which $270.0 million was outstanding as of June 30, 2012, which matures in 2015.

The revolving credit facility includes a sublimit of $25.0 million for letters of credit.

In November 2012, we used $65.0 million in proceeds from borrowings under our revolving credit facility to purchase a 21.8% interest in BitAuto, which included $6.5 million to finance the purchase of BitAuto shares by BitAuto’s senior management. In exchange, BitAuto Senior Management issued exchangeable bonds to us.

The obligations under our credit facilities are unconditional and are guaranteed by substantially all of ATC’s existing and future domestic subsidiaries. Our credit facilities and related guarantees are secured on a first-priority basis by security interests (subject to liens permitted under the credit agreement governing our credit facilities) in substantially all tangible and intangible assets owned by ATC, the obligors under our credit facilities, and each of ATC’s other domestic subsidiaries, subject to certain exceptions, including limiting pledges of voting stock of foreign subsidiaries to 65% of such voting stock.

Interest and Fees

Borrowings under our credit facilities bear interest at a rate equal to (1) in the case of term B loans, at our option (i) the greater of (a) the rate of interest per annum determined by Wells Fargo Bank, from time to time, as its prime rate in effect at its principal office in Charlotte, North Carolina, and (b) the federal funds rate plus 0.50% per annum (the “base rate”) (provided that such rate as applied to the term B loans shall not be less than 2.0% per annum), in each case plus 2.00% per annum or (ii) LIBOR (adjusted for statutory reserves and provided that such rate as applied to the term B loans shall not be less than 1.0% per annum) plus 3.00% and (2) in the case of term A loans and the revolving loans, at our option (subject to certain exceptions) (i) the base rate plus 1.50% when our leverage ratio (as defined in our credit facilities) is greater than 4.00 to 1.00 (Leverage Level 1), the base rate plus 1.25% when our leverage ratio is greater than 3.50 to 1.00 but less than or equal to 4.00 to 1.00 (Leverage Level 2), the base rate plus 1.00% when our leverage ratio is greater than 3.00 to 1.00 but less than or equal to 3.50 to 1.00 (Leverage Level 3), the base rate plus 0.75% when our leverage ratio is greater than 2.50 to 1.00 but less than or equal to 3.00 to 1.00 (Leverage Level 4), and the base rate plus 0.50% when our leverage ratio is less than or equal to 2.50 to 1.00 (Leverage Level 5), or (ii) LIBOR (adjusted for statutory reserves) plus 2.50% in the case of Leverage Level 1, 2.25% in the case of Leverage Level 2, 2.00% in the case of Leverage Level 3, 1.75% in the case of Leverage Level 4 and 1.50% in the case of Leverage Level 5.

If we default on the payment of any principal, interest, or any other amounts due under our credit facilities, we will be obligated to pay default interest on the overdue amounts. The default interest rate on principal payments will equal the interest rate applicable to such loan plus 2.00% per annum, and the default interest rate on all other payments will equal the interest rate applicable to base rate revolving loans plus 2.00% per annum.

As of June 30, 2012, the weighted average interest rate under our credit facilities was 2.68%. We have no interest rate swaps. Our regularly scheduled principal payments for the remainder of 2012 will be $18.3 million, our regularly scheduled principal payments for the year ended December 31, 2013 will be $45.5 million and our regularly scheduled principal payments for the year ended December 31, 2014 will be $61.0 million. In addition, we may be required to make additional prepayments in certain circumstances.

In addition to paying interest on outstanding principal under our credit facilities, we are also required to pay a commitment fee at a rate ranging from 0.25% to 0.45% per annum (based on a leverage ratio) on the daily unused commitments available to be drawn under the revolving credit facility. We are also required to pay letter of credit fees, with respect to each letter of credit issued, at a rate per annum equal to the applicable LIBOR margin for revolving loans on the average daily amount of undrawn letters of credit. Letter of credit disbursements that have not been repaid by us accrue interest at the applicable base rate plus the margin, as described above. We are also required to pay fronting fees, with respect to each letter of credit issued, at a rate specified by the issuer of the letters of credit and to pay Wells Fargo Bank certain administrative fees from time to time, in its role as administrative agent. The term A loans under our credit facilities amortize in quarterly installments in amounts set forth in the credit agreement governing our credit facilities, with the outstanding balance due at maturity. The term B loans under our credit facilities amortize in quarterly installments of 0.25% of the principal amount, with the outstanding balance due at maturity. Under certain circumstances, we may be required to reimburse the lenders under our credit facilities for certain increased fees and expenses caused by a change of law.

Prepayments

We may prepay the loans under our credit facilities from time to time without penalty, subject to certain customary restrictions. We are generally required to prepay term loan borrowings under our credit facilities with (1) 100% of the net cash proceeds we receive from non-ordinary course asset sales or as a result of a casualty or condemnation, subject to certain exceptions including limited rights to reinvest such net cash proceeds, (2) 100% of the net cash proceeds we receive from the issuance of debt obligations other than debt obligations permitted under the credit agreement and (3) 50% (or, if our leverage ratio is less than 3.25 to 1.00, 0%) of excess cash flow (as defined in the credit agreement governing our credit facilities). All mandatory prepayments will be applied to the term loans on a pro rata basis, subject to certain adjustments in the event any term loans are voluntarily prepaid in any period.

Covenants

Our credit facilities require us to maintain certain financial ratios, including a maximum leverage ratio (based upon the ratio of our total outstanding indebtedness, net of certain unrestricted cash and cash equivalents, to Consolidated Adjusted EBITDA, as defined in the credit agreement governing our credit facilities), and a minimum debt service coverage ratio (based upon the ratio of Consolidated Adjusted EBITDA, less capital expenditures, to consolidated debt service), which are tested quarterly. Based on the formulas set forth in the credit agreement governing our credit facilities, as of June 30, 2012, we were required to maintain a maximum leverage ratio of 4.50 to 1.00 and a minimum debt service coverage ratio of 2.25 to 1.00. The financial ratios required under our credit facilities become more restrictive over time.

The credit agreement also contains a number of affirmative and negative covenants including: limitations on mergers, consolidations and dissolutions; sales of assets; sale-leaseback transactions; investments and acquisitions; indebtedness; liens; negative pledges; affiliate transactions; the conduct of our business; modifications or prepayments of other material indebtedness; issuing certain redeemable, convertible or exchangeable equity securities and the activities of certain subsidiaries holding material intellectual property. The credit agreement also includes a covenant that restricts ATC’s ability to pay dividends or to make any other payments in respect of our common stock. This restriction is subject to customary exceptions including, among others, payments required pursuant to certain contracts, payments to satisfy certain tax obligations of our holding companies, payments out of the proceeds of an initial public offering up to 6% per annum of such proceeds and payments subject to our pro forma compliance with certain leverage ratios. The credit agreement contains events of default that are customary for similar facilities and transactions, including a cross-default provision with respect to other material indebtedness, and an event of default that would be triggered by a change of control, as defined in the credit agreement governing our credit facilities.